

Kim Swartz · 3rd

Principal/Attorney at Law Offices of Kim H. Swartz

Los Angeles, California, United States ·

Contact info

500+ connections

Message More

Law Offices of Kim H. Swartz

Emory University School of Law

Experience

Principal/Attorney
Law Offices of Kim H. Swartz
Jan 2014 – Present · 7 yrs 8 mos

Attorney
Mitchell Silberberg & Knupp LLP
Nov 1995 – Dec 2013 · 18 yrs 2 mos

Mitchell Silberberg & Knupp is a Los Angeles based law firm with offices in NY and Wash., D.C., representing the entertainment industry for over 100 years, including all of the major film studios, television networks, music companies and

Advisory Board Member, Music Business Program
University of Georgia
2007 – 2009 · 2 yrs

Vice President, Business & Legal Affairs
Republic Pictures/Spelling Entertainment
1993 – 1995 · 2 yrs

Vice President, Business & Legal Affairs and Assoc. General Counsel
Saban Entertainment
1990 – 1993 · 3 yrs

Show 2 more experiences

Education

Emory University School of Law
J.D., Law

The University of Georgia
B.A. General Honors, Philosophy

Stockholm University
Graduate School of International Studies
Activities and Societies: Royal Music Academy of Sweden

Show 4 more education

Skills & endorsements

Entertainment Law · 99+


Endorsed by **Molly C. Hansen, who is highly skilled at this**

Entertainment · 99+


Endorsed by **Ken Kaufman and 4 others who are highly skilled at this**

Endorsed by **5 of Kim's colleagues at Mitchell**

Silberberg & Knupp LLP

Film · 48



Endorsed by **Dan Curry, who is highly skilled at this**

Endorsed by **2 of Kim's colleagues at Mitchell Silberberg & Knupp LLP**

Show more